EXHIBIT 99.1

NOVADAQ Appoints Lisa Colleran to Its Board of Directors

TORONTO, Jan. 04, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ) (TSX:NDQ), the leading developer and provider of clinically relevant, fluorescence imaging solutions for use in surgical and diagnostic procedures, announced today that Lisa Colleran has been appointed to its board of directors, effective immediately.

Lisa Colleran is a veteran in the healthcare industry with more than 30 years of experience leading medical device companies, growing markets and creating shareholder value.  Previously, Colleran was chief executive officer and president of LifeCell Corporation.  Under her leadership, LifeCell, in partnership with surgeons, drove changes in treatment paradigms for numerous procedures, resulting in improvement in clinical outcomes.  During her tenure at LifeCell, revenues increased from $25 million to $400 million and the company was involved in several transactions. Prior to LifeCell, Colleran spent over 20 years at Baxter Healthcare in various commercial and general management roles.  She is the founder of LNC Advisors and currently serves on the board of directors of Establishment Labs and Ariste Medical.

“We are very pleased to welcome Lisa Colleran to the NOVADAQ board.  She has a proven track record of operational excellence and organizational development at large medical device companies,” said Bill Mackinnon, Chairman of the Board.  “Her experience and leadership will be highly valuable as we continue to grow.”

“Fluorescence imaging is providing surgeons invaluable information previously unknown during surgical procedures, which is enhancing outcomes,” said Ms. Colleran. “This is an exciting time for NOVADAQ and I look forward to helping the company continue on its upward trajectory.”

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 230 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. DermACELL is a  registered trademark of LifeNet Health, Inc.

For more information, please contact:

Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com